

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Christopher Wimmer
General Counsel
4Front Ventures Corp.
7010 E. Chauncey Lane, Suite 235
Phoenix, Arizona 85054

> **Re: 4Front Ventures Corp.**
> **Registration Statement on Form S-3**
> **Filed December 15, 2023**
> **File No. 333-276069**

Dear Christopher Wimmer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Vanessa J. Schoenthaler